SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2020

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Item	Description
99.1	InterContinental Hotels Group PLC Business update

Exhibit 99.1

This announcement contains inside information

20 March 2020

InterContinental Hotels Group PLC

Business update

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] provides a business update in light of the rapidly evolving situation regarding Covid-19.

Keith Barr, Chief Executive Officer, IHG, said: “At this unprecedented time, our top priority remains the health and wellbeing of our guests, colleagues and partners, and ensuring that in light of such a significant impact on the global economy and, in particular, on the travel industry, we take the right steps to protect the long-term health of our business.

Demand for hotels is currently at the lowest levels we’ve ever seen. IHG has a robust business model and the measures we are announcing today to reduce costs and preserve cash give us the capacity to manage the business through this unique environment and to support our owners during this incredibly difficult time.

These were not easy choices and we are mindful of the impact these decisions will have on our colleagues and shareholders. However, we believe that these are essential to ensuring that we come out of this as strong as we possibly can and ready to capitalise on what remains an industry with excellent long-term growth potential.”

Current trading

IHG’s Global RevPAR decreased 6% across January and February, with a broadly flat performance in the US offset by declines in Greater China, which saw an almost 90% decline in February. During March, given the measures adopted by governments around the world to restrict travel and social contact, we are anticipating Global RevPAR declines of around 60%, with steeper declines in those markets most impacted by restrictions. Cancellation activity for April and May, and current booking trends, indicate continued challenging conditions. In Greater China we now have 60 hotels closed compared to 178 at the peak, and in recent days have begun to see improvements in occupancy, albeit at low levels.

Cost actions

We have many cost reduction and cash conservation measures at our disposal. In this environment, we have acted decisively across the business to challenge all discretionary costs and reduce salary and incentives, including substantial decreases for Board and Executive Committee members. These measures will result in a reduction of up to $150m in our fee business costs. Similar actions, along with a reduction in marketing spend, are being taken across the System Fund in response to expected lower assessment fee receipts. We are also taking action in our owned, leased and managed lease hotels to contain costs.

In addition, to support our owners and manage their cash flows, we have launched a comprehensive package of measures including delaying renovations and relaxing brand standards.

Cash Flow

IHG remains conservatively leveraged. The staggered bond maturity profile, with the first maturity of £400m not due for repayment until 2022, provides long term funding. In addition, the company has access to a $1.4bn Revolving Credit Facility (RCF), which is currently $1.2bn undrawn, which together with free cash flow generation provides significant liquidity. The covenants on the RCF (detailed in Note 1) provide significant headroom for either EBITDA deterioration or an increase in net debt.

We are taking further steps to protect our cash flow, including reducing our gross capital expenditure by ~$100m from 2019 levels and managing working capital. In addition, the Board is withdrawing its recommendation of a final dividend of 85.9¢ (~$150m) announced on 18 February 2020 and will defer consideration of further dividends until visibility has improved.

We continue to monitor the situation closely and will provide further commentary at our First Quarter trading update on 7 May 2020.

-Ends-

Note 1: The RCF has customary covenants in respect of interest cover and leverage ratio, tested at half year and full year on a trailing twelve month basis, the former requiring a ratio of EBITDA to net interest payable above 3.5:1 and the latter a ratio of Net Debt:EBITDA of below 3.5:1 on a “frozen GAAP” basis pre-IFRS 16. 2019 Net Debt:EBITDA ratio on that basis was 2.4x (with the IFRS 16 adjustment reducing EBITDA and Net Debt by approximately $70m and $440m respectively).

For further information, please contact:

Investor Relations (Heather Wood; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Note on forward looking statements

This press release may contain projections and forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding the Company’s financial position, potential business strategy, potential plans and potential objectives, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements in this document speak only as at the date of this presentation and the Company assumes no obligation to update or provide any additional information in relation to such forward-looking statements.

The merits or suitability of investing in any securities previously issued or issued in future by the Company for any investor’s particular situation should be independently determined by such investor. Any such determination should involve, inter alia, an assessment of the legal, tax, accounting, regulatory, financial, credit and other related aspects of the transaction in question.

Note to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 884,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date:	March 20, 2020	By:	/s/ Melinda Renshaw
		Name:	Melinda Renshaw
		Title:	SVP, Deputy Company Secretary & Head of Compliance, Legal & Secretariat